SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No.3)*

                   Interchange Financial Services Corporation
            ---------------------------------------------------------

                           Common Stock, no par value
            ---------------------------------------------------------

                                    458447109
            ---------------------------------------------------------
                                 (CUSIP Number)

            Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
                             (973) 560-1400, Ext.108
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 11, 2005
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on April 13, 2005, Amendment No.1 was filed on June 29, 2005, and Amendment No.2 was filed on August 23, 2005 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Pollack Investment Partnership, L.P. ("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Interchange Financial Services Corporation, a New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

Attached hereto as an exhibit and included herein in its entirety is a copy of a letter, dated November 11, 2005 from Lawrence B. Seidman, to Mr. Anthony Abbate, President & Chief Executive Officer of Interchange Financial Services Corporation.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     November 11, 2005                           /s/ Lawrence B. Seidman
     -----------------                           --------------------------
           Date                                  Lawrence B. Seidman
                                                 Power of Attorney pursuant
                                                 to Joint Agreement dated
                                                 July 26, 2004

                               LAWRENCE B. SEIDMAN
                                 100 Misty Lane
                              Parsippany, NJ 07054
                            (973) 560-1400, Ext. 108
                                lbseidman@msn.com
                                November 11, 2005

Mr. Anthony Abbate, President & Chief Executive Officer
Park 80 West/Plaza II
Saddle Brook, NJ 07663

Re: Interchange Financial Services Corp.

Dear Mr. Abbate:

         As the largest shareholder of Interchange Financial Services Corp.
(IFCJ), I am deeply troubled by your inability or unwillingness to maximize shareholder value. Since I filed a Schedule 13-D on April 13, 2005, the stock price change of IFCJ has badly lagged that of its peer group. With respect to earnings, IFCJ has hit a wall, showing virtually no core earnings growth in three years. In addition, return on average tangible equity and net interest margin are on a downward trend. Clearly, IFCJ still has a valuable franchise, but it is just as clear that the franchise has peaked and would be better off as part of another institution.

         We both know that there are a handful of companies willing to pay a significant premium to IFCJ's trading price of $17.71 on Nov. 8. Not only that, some of these companies are likely to be acquired within the next two to three years, providing shareholders an opportunity for a second acquisition premium, or a "double dip."

         Alternatively, IFCJ could pursue a merger with a converting mutual or a mutual holding company. Due to the mathematics, this scenario likely would result in an even higher initial premium. The double dip feature would be extended further into the future, but the second premium could be even greater.

         At the Ryan Beck 2005 Financial Institutions Investor Conference in New York on November 2, Bridgeport, CT-based People's Bank (MHC) CFO Philip Sherringham said that one of the geographic markets the company would consider for acquisitions is northern New Jersey. He also noted, "We've identified a certain number of companies that we'd like to partner with, if you will, or acquire. As you might imagine, most of the companies are currently not for sale." It seems like IFCJ fits this general profile. Instead

                                    EXHIBIT A

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of closing off possibilities, you should be jumping at the chance to discuss a potential partnership with People's Bank, as well as New Jersey-based MHCs like Clifton Savings Bancorp Inc. (MHC), Kearny Financial Corp. (MHC) and Investors Bancorp Inc. (MHC).

         Why are you steadfastly opposed to doing the right thing for shareholders? Is it the perks and privileges of being a CEO? Have the spoils of power clouded your judgment to such an extent that you're unable to put the interests of shareholders above your own? Whatever the reason, this blatant disregard for your fiduciary duty must, and will, change.

         Let's take a look at the stock price of IFCJ. From April 13, 2005 to Nov. 8, 2005, the stock is up a scant 1.6%, versus a 10.4% gain for the SNL Bank $1B - $5B Index, which is a market-cap weighted index of all exchange-traded banks with between $1 billion and $5 billion in total assets.

         As to third-quarter earnings, once again, the results were unsatisfactory. The diluted EPS was 24 cents, up a penny from the second quarter but flat with the year-ago quarter. Even that tiny linked-quarter increase was almost entirely due to the volatile and unreliable gain on sale of loans and securities. Further, stripping out the gain on sale items, EPS was only half a penny higher compared to the third quarter of 2002.

         Many of the underlying financial trends were negative. For example, return on average tangible equity was 19.66% in the third quarter, down from 19.71% in the second quarter and 22.40% in the year-ago quarter. The net interest margin continued to decline, falling three basis points from the second quarter and 22 basis points from the third quarter a year ago. There was positive growth in commercial loans, but that growth was largely funded from borrowings, rather than low-cost deposits.

         From my analysis, I cannot see how earnings will materially improve at IFCJ under your leadership. All I have heard from you are complaints about the difficult operating environment and ridiculous statements concerning IFCJ's market and financial performance.

         I do congratulate you on the October 27 announcement that IFCJ is freezing all future benefit accruals under the bank's pension plan. I also read in the third-quarter 2005 10-Q filed on November 9 that you streamlined staffing levels in October, which should result in additional cost saves. Is it a coincidence that these actions follow my criticisms of your leadership? Do you finally realize that the current earnings trajectory is unacceptable? I am sure that I, or one of my representatives, could identify other methods to increase earnings, as well as the quality of the franchise.

         I would like to see you take several specific actions to improve shareholder value, most notably in the realm of corporate governance. My first request is to simply return my phone calls. It is common courtesy to return a phone call from any shareholder, let

                                    EXHIBIT A

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alone the largest shareholder in the company. To completely ignore my last two phone calls is outrageous. Next, open up earnings conference calls so that any shareholder can ask questions. Currently, all shareholders are prohibited from asking you questions in this forum. And finally, hire an investment bank to evaluate strategic alternatives.

                                                 Very truly yours,

                                                 /s/ Lawrence B. Seidman
                                                 -----------------------
                                                 LAWRENCE B. SEIDMAN

cc:
         Anthony D. Andora
         Gerald A. Calabrese, Jr.
         Donald L. Correll
         Anthony R. Coscia
         John J. Eccleston
         David R. Ficca
         James E. Healey
         Nicolas R. Marcalus
         Eleanore S. Nissley
         Jeremiah F. O'Connor
         Robert P.Rittereiser
         John A. Schepisi
         William Schuber
         Morris Yamner Esquire
         Banc Funds Co.
         Barclays Bank Plc
         Dimensional Fund Advisors Inc.
         Goldman, Sachs & Co.
         Eugene Kasanoff
         Mendon Capital Advisors Corp.
         Millennium Partners LC
         State Street Corp.

                                    EXHIBIT A